                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the fiscal year ended December 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

For the transition period from _______________ to _____________

Commission file number 033-64499

         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  Crown Crafts, Inc. 401(k) Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  Crown Crafts, Inc.
                  1600 RiverEdge Parkway
                  Suite 200
                  Atlanta, Georgia 30328

               CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                      FINANCIAL STATEMENTS AND AUDIT REPORT

                                DECEMBER 31, 2000

                CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN

                                    CONTENTS

REPORT OF INDEPENDENT ACCOUNTANTS                                       1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                         2

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS               3

NOTES TO FINANCIAL STATEMENTS                                         4/8

                             SUPPLEMENTAL SCHEDULE

Schedule of Assets Held for Investment Purposes at End of Year         10

                               HENDRY & DECOSIMO
                                  [LETTERHEAD]

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Administrative Committee
The Crown Crafts, Inc. 401(k) Retirement Savings Plan

We have audited the statements of net assets available for benefits of The Crown Crafts, Inc. 401(k) Retirement Savings Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                           /s/ Hendry & Decosimo, LLP

Dalton, Georgia
June 25, 2001

               CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2000 AND 1999


                                               2000              1999
ASSETS
         Investments                       $  9,380,862      $ 11,293,221
                                           ------------      ------------

         Contributions Receivable -
                  Sponsor                            --           225,603
                  Participants                   81,834           216,303
                                           ------------      ------------
                                                 81,834           441,906
                                           ------------      ------------

         Total Assets                         9,462,696        11,735,127

LIABILITIES
         Payable to Sponsor                      22,309                --
                                           ------------      ------------

NET ASSETS AVAILABLE FOR BENEFITS          $  9,440,387      $ 11,735,127
                                           ============      ============

    The accompanying notes are an integral part of the financial statements.

               CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2000


ADDITIONS
   Investment Income
       Interest and Dividends                               $   1,391,149
       Net Depreciation in Fair Value of Investments           (2,947,702)
                                                            -------------
                                                               (1,556,553)
                                                            -------------
   Contributions
       Sponsor                                                    518,735
       Rollovers                                                  129,517
       Participants                                             1,538,108
                                                            -------------
                                                                2,186,360
                                                            -------------
            Total Additions                                       629,807

DEDUCTIONS
   Benefits Paid to Participants                                2,924,547
                                                            -------------

NET DECREASE                                                   (2,294,740)

NET ASSETS AVAILABLE FOR BENEFITS
   BEGINNING OF YEAR                                           11,735,127
                                                            -------------
   END OF YEAR                                              $   9,440,387
                                                            =============

    The accompanying notes are an integral part of the financial statements.

               CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION

The following description of The Crown Crafts, Inc. 401(k) Retirement Savings Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL - The Plan is a defined contribution retirement savings plan with a cash or deferred arrangement covering substantially all employees of Crown Crafts, Inc. and affiliates (the sponsor) meeting minimum age and service requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was established effective January 1, 1996, and initial contributions were made into the trust fund in January, 1996. The Plan was amended on September 22, 1997, to provide for the entry of employees of acquired and affiliated companies. On October 1, 1998, the Plan changed trustees and as of December 31, 2000, it offers participants ten investment options which consist of shares of the sponsor's common stock and nine portfolios of mutual funds managed by Putnam Investments.

CONTRIBUTIONS - The Plan allows contributions by participating employees of an amount equal to not less than 1% and not greater than 15% of their eligible compensation. Matching contributions are made at the discretion of the sponsor. The sponsor matches participants' elective contributions at the rate of 100% of the first 2% and 50% of the next 1% of compensation deferred by each participant. The participants direct their elective contributions and related matching contributions to several investment options. All contributions are limited to the maximum amount deductible under the applicable provisions of the Internal Revenue Code of 1986 (the Code).

PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution, the sponsor's matching contribution, and earnings thereon less administrative expenses. Each participant has a fully vested, nonforfeitable right to all amounts credited to his account under the elective salary reduction portion of the Plan. Each participant's right in sponsor contributions vests ratably over a five year period. Forfeitures are applied to reduce the sponsor's matching contribution.

PARTICIPANT LOANS - Participants may borrow from their fund accounts a minimum of $1,000, or such lesser amount as established by the Administrative Committee, up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to (from) the investment funds from
(to) Participant Loans. Loan terms range up to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Administrative Committee. Principal and interest are paid ratably through monthly payroll deductions.

               CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1 - PLAN DESCRIPTION - continued

VESTING - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the sponsor's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service based on the following schedule:

                                                    NON-
            COMPLETED                           FORFEITABLE
         YEAR OF SERVICE                         PERCENTAGE
          Less than 1                                 0 %
                  1                                  20 %
                  2                                  40 %
                  3                                  60 %
                  4                                  80 %
                  5                                 100 %

PAYMENT OF BENEFITS - Upon service or disability retirement, death or termination, the participant or beneficiary will receive a lump-sum amount equal to the value of the participant's vested account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Plan are as follows:

BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION - The Plan's investments are stated at fair value. Shares of registered investment companies and units of the collective investment trust are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF INVESTMENTS - The Plan presents in the statement of changes in net assets available for benefits the net appreciation and depreciation in the fair value of its investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

               CROWN CRAFTS, INC. 401(K) RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

RISKS AND UNCERTAINTIES - The Plan's investments consist of a combination of investment securities which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the financial statements.

PAYMENT OF BENEFITS - Benefits are recorded when paid. As of December 31, 2000, $3,940,318 has been allocated to participants who have elected to withdraw from the Plan but have not been paid.

FORFEITED ACCOUNTS - As of December 31, 2000, forfeited nonvested accounts totaled $133,178. These accounts are used to reduce future sponsor contributions.

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

RECLASSIFICATIONS - Certain reclassifications have been made to the prior year's financial statement to conform with the current year presentation.

NOTE 3 - INVESTMENTS

Investments consist of the following, and those investments that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999, are separately identified.

                                                             2000                 1999

COMMON STOCK                                             $      7,093        $    106,068
                                                         ------------        ------------
COLLECTIVE INVESTMENT TRUST
   Putnam Stable Value Fund                                   910,549             976,673
                                                         ------------        ------------
MUTUAL FUNDS
   Putnam Asset Allocation Conservative Portfolio             673,319             640,490
   Putnam Asset Allocation Balanced Portfolio               1,107,469           1,224,798
   Putnam Asset Allocation Growth Portfolio                 2,277,985           2,990,592
   Putnam Voyager Fund                                      1,010,370             948,069
   Putnam New Opportunities Fund                            2,553,079           3,772,829
   Other Funds                                                611,718             418,873
                                                         ------------        ------------
                                                            8,233,940           9,995,651
                                                         ------------        ------------

PARTICIPANT LOANS                                             229,280             214,829
                                                         ------------        ------------

                                                         $  9,380,862        $ 11,293,221
                                                         ============        ============

               CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS


NOTE 3 - INVESTMENTS - continued

During 2000, the plan's investments (including gains and losses on investments bought, sold and held during the year) depreciated in value as follows:

Common Stock               $    87,801
Mutual Funds                 2,859,901
                           -----------
                           $ 2,947,702
                           ===========


NOTE 4 - TAX STATUS

The Plan obtained its latest determination letter on April 14, 1998, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6 - RELATED PARTY TRANSACTIONS

The plan sponsor pays all the administrative expenses incurred by the Plan.

NOTE 7 - PARTIAL TERMINATION

On November 15, 2000, the plan sponsor sold its woven products division to Mohawk Industries, Inc. Most of the employees of the woven products division became employees of Mohawk Industries, Inc. as of that date. On December 29, 2000, the Plan sponsor terminated a substantial part of its workforce in its North Carolina manufacturing plant. As a result of these events, the Plan has experienced a partial termination during the current year. Plan participants terminated as part of the events above will become fully vested in their accounts. The remaining Plan participants will continue to be vested according to the provisions in the Plan document.

               CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                                   2000                 1999
     Net assets available for plan benefits per the financial statements        $  9,440,387         $ 11,735,127
     Participant Contribution Receivable                                             (81,834)
     Payable to Sponsor                                                               22,309                   --
                                                                                ------------         ------------

     Net assets available for plan benefits per Form 5500                       $  9,380,862         $ 11,735,127
                                                                                ============         ============

The following is a reconciliation of participant and employer contributions per the financial statements to the Form 5500:

                                                                                                           2000
Participant contributions per the financial statements                                               $  1,538,108
Participant Contribution Receivable                                                                       (81,834)
                                                                                                     ------------

Participant contributions per the Form 5500                                                          $  1,456,274
                                                                                                     ============

Employer contributions per the financial statements                                                  $    518,735
Payable to Sponsor                                                                                         22,309
                                                                                                     ------------

Employer contributions per the Form 5500                                                             $    541,044
                                                                                                     ============

NOTE 9 - SUBSEQUENT EVENT

As of April 1, 2001, the term for a participant loan to purchase a primary residence has been limited to a maximum of 5 years and the interest rate for all loans has been changed to a Prime Rate plus 1% as listed in the Wall Street Journal on the first business day of the month in which the loan is requested.

As of May 15, 2001 the Administrative Committee for the Plan has determined that Crown Crafts Stock will be closed as an Investment Product under the Plan.

                             SUPPLEMENTAL SCHEDULE

               CROWN CRAFTS, INC. 401(k) RETIREMENT SAVINGS PLAN

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                    SCHEDULE H, PART IV, LINE 4(i) FORM 5500

                               DECEMBER 31, 2000


EMPLOYER IDENTIFICATION NUMBER: 58-0678148                     PLAN NUMBER: 001
--------------------------------------------------------------------------------

                                                                                               CURRENT
IDENTITY OF ISSUER           DESCRIPTION OF INVESTMENT                          COST            VALUE

                          COMMON STOCKS

* Crown Crafts, Inc.      Common Stock                                           **           $     7,093
                                                                                              -----------
                          COLLECTIVE INVESTMENT TRUST:

* Putnam Investments      Putnam Stable Value Fund                               **               910,549
                                                                                              -----------
                          MUTUAL FUNDS

* Putnam Investments      Putnam Diversified Income Trust                        **                85,631
* Putnam Investments      Putnam Asset Allocation: Conservative Portfolio        **               673,319
* Putnam Investments      Putnam Asset Allocation: Balanced Portfolio            **             1,107,469
* Putnam Investments      Putnam International Growth Portfolio                  **             2,277,985
* Putnam Investments      Putnam International Growth Fund                       **               465,310
* Putnam Investments      Putnam Voyager Fund                                    **             1,010,370
* Putnam Investments      Putnam New Opportunities Fund                          **             2,553,079
* Putnam Investments      Putnam Growth and Income Fund                          **                60,777
                                                                                              -----------
                                                                                                8,233,940
                                                                                              -----------
                          PARTICIPANT LOANS

* Participant Loans       8.25% - 10.00% Notes Receivable from Participants      **               229,280
                                                                                              -----------

TOTAL
INVESTMENTS                                                                                   $ 9,380,862
                                                                                              ===========


*  A party-in-interest as defined by ERISA.
** Cost omitted for participant directed investments.

                                   Signatures

         Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                  CROWN CRAFTS, INC
                                  401(k) REFINEMENT SAVINGS PLAN


                                  By: /s/  Carl Texter
                                      ---------------------------------------
                                      Carl Texter



Date:  June 29, 2001.